APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Elevated Seltzer

PROFIT AND LOSS

	TOTAL
Income	
Billable Expense Income	43,053.32
Sales	380,515.31
Uncategorized Income	238,653.37
Total Income	**$662,222.00**
Cost of Goods Sold	
Cost of Goods Sold	37,586.43
Shipping	2,391.45
Total Cost of Goods Sold	**$39,977.88**
GROSS PROFIT	**$622,244.12**
Expenses	
Advertising & Marketing	22,466.01
Bank Charges & Fees	82,608.74
Car & Truck	29,703.90
Contractors	31,268.94
Insurance	3,868.89
Legal & Professional Services	360.00
Meals & Entertainment	37,566.41
Office Supplies & Software	1,266.29
Other Business Expenses	41,402.92
QuickBooks Payments Fees	22,718.45
Reimbursable Expenses	2,580.00
Rent & Lease	47,680.18
Repairs & Maintenance	7,660.57
Salaries & Wages	69,271.20
Taxes & Licenses	20,678.59
Travel	216.52
Uncategorized Expense	1,044.06
Utilities	8,062.66
Total Expenses	**$430,424.33**
NET INCOME	**$191,819.79**

Elevated Seltzer

BALANCE SHEET

Year One (2019)

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	142,681.09
Total Bank Accounts	**$142,681.09**
Accounts Receivable	
Accounts Receivable (A/R)	1,556.00
Total Accounts Receivable	**$1,556.00**
Other Current Assets	
Inventory	23,333.30
Uncategorized Asset	3,414.84
Undeposited Funds	382.00
Total Other Current Assets	**$27,130.14**
Total Current Assets	**$171,367.23**
TOTAL ASSETS	**$171,367.23**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Colorado Department of Revenue Payable	0.00
Colorado, Arvada Payable	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Owner's Investment	33,581.13
Owner's Pay & Personal Expenses	-63,158.05
Retained Earnings	57,765.42
Net Income	143,178.73
Total Equity	**$171,367.23**
TOTAL LIABILITIES AND EQUITY	**$171,367.23**

Elevated Seltzer

STATEMENT OF CASH FLOWS

Year One (2019)

	TOTAL
OPERATING ACTIVITIES	
Net Income	191,819.79
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-1,556.00
Inventory	-23,333.30
Uncategorized Asset	-3,414.84
Colorado Department of Revenue Payable	0.00
Colorado, Arvada Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-28,304.14**
Net cash provided by operating activities	**$163,515.65**
FINANCING ACTIVITIES	
Owner's Investment	33,581.13
Owner's Pay & Personal Expenses	-63,158.05
Net cash provided by financing activities	**$ -29,576.92**
NET CASH INCREASE FOR PERIOD	**$133,938.73**
Cash at beginning of period	9,124.36
CASH AT END OF PERIOD	**$143,063.09**

Elevated Seltzer

BALANCE SHEET

As of December 05, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	103,049.41
Total Bank Accounts	**$103,049.41**
Accounts Receivable	
Accounts Receivable (A/R)	45,852.30
Total Accounts Receivable	**$45,852.30**
Other Current Assets	
Inventory	47,576.93
Uncategorized Asset	9,052.16
Undeposited Funds	469.00
Total Other Current Assets	**$57,098.09**
Total Current Assets	**$205,999.80**
TOTAL ASSETS	**$205,999.80**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Colorado Department of Revenue Payable	0.00
Colorado, Arvada Payable	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Owner's Investment	35,371.13
Owner's Pay & Personal Expenses	-69,723.04
Retained Earnings	57,765.42
Net Income	182,586.29
Total Equity	**$205,999.80**
TOTAL LIABILITIES AND EQUITY	**$205,999.80**

I, Hunter Wood, certify that:

1. The financial statements of 5280 Beer Company included in this Form are true and complete in all material respects; and
2. The tax return information of 5280 Beer Company has not been included in this Form as 5280 Beer Company was formed on 07/05/2019 and has not filed a tax return to date.

Signature   *Hunter Wood*

Name: Hunter Wood

Title: CEO